

November 16, 2012

Via E-Mail
Nils A. Ollquist
President, Chief Executive Officer and Director
Borneo Resource Investments Ltd.
19125 North Creek Parkway, Suite 120
Bothell, WA 98011

>   **Re: Borneo Resource Investments Ltd.**
>   **Amendment No. 5 to Form 10-12G**
>   **Filed November 9, 2012**
>   **File No. 000-54707**

Dear Mr. Ollquist:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Mining Concessions, page 3

1. We note that the company's website at http://www.borneore.com/portfolio/ indicates the company is reviewing and has agreements to acquire 80% of PT Berkat Bumi Waigeo and 90% of PT Berkat Banua Masanggu. We also note your response to comment 1 in our letter dated November 6, 2012 that the noted agreements have expired and you have deleted the disclosure regarding those agreements from your Form 10 filing. Please explain the differences in the noted statements or revise as appropriate.

Properties subject to Letters of Intent, page 19

2. We note your response to comment 1 and your disclosure regarding the Masanggu agreement. Please revise to delete the discussion of the Masanggu agreement in this section.

Exhibits

3. We note you are requesting confidential treatment for portions of Exhibit 10.9. We will be commenting on the confidential treatment application in a separate letter to the company, once the application is filed.

You may contact Raj Rajan, Staff Accountant, at (202) 551-3388 or Brian Bhandari, Accounting Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman, Mining Engineer, at (202) 551-3610, if you have questions regarding engineering comments. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329 or David Link, Staff Attorney, at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director

cc: Peter Dichiara, Esq.